

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Fanhua Meng
Chief Executive Officer
WiMi Hologram Cloud Inc.
No. 6
Xiaozhuang #101A
Chaoyang District
Beijing
The People's Republic of China 100020

      Re: WiMi Hologram Cloud Inc.
           Draft Registration Statement on Form F-1
           Submitted July 21, 2020
           CIK No. 0001770088

Dear Mr. Meng:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Yang Ge, Esq.